VIA EDGAR

November 19, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust I (the “Registrant”) Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A File Nos. 811-04367 and 2-99356

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, each of the undersigned hereby requests that the effective date for post-effective amendment no. 93 to the registration statement of the Registrant on Form N-1A referenced above (the “Amendment”) be accelerated so that it will become effective as of 9:00 a.m. on November 20, 2009.

The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the Amendment effective, doing so does not foreclose the Commission from taking any action with respect to the Amendment. The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment. The Registrant further acknowledges that it may not assert the Commission’s or the Staff’s action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

COLUMBIA FUNDS SERIES TRUST I		COLUMBIA MANAGEMENT DISTRIBUTORS, INC.

By:	/s/ J. KEVIN CONNAUGHTON	By:	/s/ BETH BROWN
Name:	J. Kevin Connaughton	Name:	Beth Brown
Title:	President	Title:	Managing Director